Exhibit 99.1

On July 17, 2008, the Company has filed a current report (in Hebrew) with the Tel Aviv Stock Exchange. Below is an English Translation of the report:

The Company was requested by Reznik Paz Nevo Trustees Ltd., the trustee of the Company’s Series A Convertible Debentures, to advise the holders of the Debenture that the trustee’s report regarding its activities during the first year of the trust, is available for their review during business hours, Sunday to Thursday (except for holidays), at the trustee’s office, at 14 Yad Harutzim St., Shevach House, 1st floor, Tel Aviv, Israel by appointment only.